UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated October 18, 2012.

Exhibit 99.1

2012 Annual General Meeting

Golar LNG Partners LP (the "Partnership") advises that its 2012 Annual Meeting will be held on December 13, 2012. The record date for voting at the Annual Meeting is set to October 18, 2012. The notice, agenda and associated material are attached to this release.
The Partnership initially called its 2012 Annual Meeting to be held on September 21, 2012 but this meeting was not held due to the failure to achieve a quorum.

Golar LNG Partners LP
Hamilton, Bermuda
October 18, 2012

GOLAR LNG PARTNERS LP
NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON DECEMBER 13, 2012

Please note that the Annual Meeting of Limited Partners originally called for September 21, 2012 was not held due to failure to obtain necessary quorum.

NOTICE IS HEREBY given that the 2012 Annual Meeting (the “Meeting”) of the limited partners (the”Limited Partners”) of Golar LNG Partners LP (the “Partnership”) will be held on December 13, 2012, at 9:30 a.m., at 4th Floor, Par-la-Ville Place, 14, Par-la-Ville Road, Hamilton, Bermuda for the following purposes, items 1 through 4 of which are more completely set forth in the accompanying proxy statement:

To consider and vote upon the following proposals:

1.	To elect Bart Veldhuizen as a Class I Director of the Partnership whose term will expire at the 2013 Annual Meeting of Limited Partners (“Proposal 1”);

2.	To elect Carl Erik Steen as a Class II Director of the Partnership whose term will expire at the 2014 Annual Meeting of Limited Partners (“Proposal 2”);

3.	To elect Hans Petter Aas as a Class III Director of the Partnership whose term will expire at the 2015 Annual Meeting of Limited Partners (“Proposal 3”);

4.	To elect Paul Leand Jr., as a Class III Director of the Partnership who term will expire at the 2015 Annual Meeting of Limited Partners (“Proposal 4”); and

5.	To approve the adoption of an amendment to Section 13.9 of the Partnership’s First Amended and Restated Agreement of Limited Partnership to reduce the quorum requirement for any meetings of the Limited Partners from a majority to 33 % of the outstanding units of the Partnership. (“Proposal 5”) (The proposed Resolution is set out more fully in the attached Proxy Statement).

6.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposals 1, 2, 3 and 4 each requires the affirmative vote of a plurality of the common units of the Partnership represented at the Meeting.

Adoption of Proposal 5 requires the affirmative vote of a majority of the outstanding common units of the Partnership (excluding common units owned by the general partner of the Partnership or its affiliates), and the affirmative vote of a majority of the outstanding subordinated units of the Partnership represented at the Meeting.

The Board of Directors of the Partnership (the “Board”) has fixed the close of business on October 17, 2012, as the record date for the determination of the Limited Partners entitled to receive notice and vote at the Meeting or any adjournment thereof.

Pursuant to the Partnership’s First Amended and Restated Agreement of Limited Partnership dated April 13, 2011, certain holders of the Partnership’s common units may be prohibited from voting all or a portion of their common units at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY CARD THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board
Georgina Sousa Secretary Dated:

October 17, 2012

GOLAR LNG PARTNERS LP

4th Floor, Par-la-Ville Place, 14, Par-la-Ville Road, Hamilton, Bermuda

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON DECEMBER 13, 2012

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the members of the board of directors (each a “Director” and collectively, the “Board”) of Golar LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), for use at the Partnership’s 2012 Annual Meeting (the “Meeting”) of its limited partners (the “Limited Partners”) to be held at 4TH Floor, Par-la-Ville Place, 14, Par-la-Ville Road, Hamilton, Bermuda, on December 13, 2012 at 9:30 a.m. Bermuda time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners. This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners entitled to vote at the Meeting on or about November 2, 2012.

VOTING RIGHTS AND OUTSTANDING UNITS

On October 17, 2012 (the “Record Date”), the Partnership had outstanding 30,421,559 common units, representing limited partner interests in the Partnership (the “Common Units”), 15,949,831 subordinated units, representing limited partner interests in the Partnership (the “Subordinated Units”), and 946,356 general partner units. Each Limited Partner of record at the close of business on the Record Date, subject to certain conditions, is entitled to one vote for each Common Unit then held, and for purposes of Proposal 5, each Subordinated Unit then held. Limited Partners holding Common Units representing at least a majority of the total voting rights of the Common Units outstanding present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Units, and for purposes of Proposal 5, the Subordinated Units, represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

Pursuant to the Partnership’s First Amended and Restated Agreement of Limited Partnership dated April 13, 2011 (the “Limited Partnership Agreement”), certain holders of our Common Units may be prohibited from voting all or a portion of their Common Units at the Meeting.

The Common Units are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GMLP.”

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Partnership at the Partnership’s registered office, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSALS

**********************************************

PROPOSALS 1, 2, 3 and 4 – ELECTION OF DIRECTORS

In accordance with the Partnership’s Limited Partnership Agreement, the Partnership currently has seven Directors that were appointed by Golar GP LLC, the Partnership’s general partner (the “General Partner”). As provided in the Limited Partnership Agreement, following the Meeting, the Board shall consist of seven Directors, three of whom shall be directors appointed by the General Partner (the “Appointed Directors”) and four of whom shall be elected directors (the “Elected Directors”).

The three Appointed Directors shall be appointed by the General Partner, in its sole discretion, on or before the date of the Meeting. The Appointed Directors will consist of Tor Olav Trøim, Kate Blankenship and Georgina Sousa. As provided in the Partnership Agreement, the Appointed Directors will serve as directors for terms determined by our General Partner.

The four Elected Directors shall be elected by the holders of our Common Units and are divided into three classes serving staggered terms: Bart Velduizen, a Class I Director, for election as a Director whose term would expire at the 2013 Annual Meeting, Carl Erik Steen, a Class II Director, for election as a Director whose term would expire at the 2014 Annual Meeting, and Hans Petter Aas and Paul Leand, Jr, Class III Directors, for election as Directors whose terms would expire at the 2015 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following four nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees For Election To The Partnership’s Board Of Directors

Information concerning the nominees for election to our Board is set forth below:

Name	Age	Position

Bart Veldhuizen	45	Class I Director
Carl Erik Steen	61	Class II Director
Hans Petter Aas	66	Class III Director
Paul Leand, Jr.	46	Class III Director

Certain biographical information about the Elected Director nominees is set forth below.

Bart Veldhuizen has served as a director since September 2011. Mr. Veldhuizen has been working in the shipping industry since 1994 on both the banking and non banking side. He is a founding director of Breakwater Capital Ltd., an investment advisory company in London focusing on the maritime industry. From August 2007 until October 2011, he has been the Managing Director and Head of Shipping of Lloyds Banking. In this capacity, Mr. Veldhuizen managed the combined Lloyds Bank and Bank of Scotland’s USD16 billion shipping loan and lease portfolio. He started his career with Van Ommeren Shipping, a Dutch public shipping and storage company after which he joined DVB Bank as a shipping banker working in both Rotterdam and Piræus. In 2000, he joined Smit International, a publicly listed Maritime service provider active in Salvage, Marine Contracting and Harbour Towage. After working for Smit in both Greece and Singapore, Mr. Veldhuizen returned to the Netherlands in August 2003 to work with NIBC Bank, a Dutch based merchant bank. Mr. Veldhuizen holds a degree in Business Economics from the Erasmus University in Rotterdam, the Netherlands.

Carl Erik Steen has served as a director of the Partnership since August 2012. Mr. Steen graduated in 1975 from ETH Zurich Switzerland with an M.Sc. in Industrial and Management Engineering. He then worked as a consultant in various Norwegian companies before joining I.M. Skaugen as a Director in 1978. In 1983, Mr. Steen moved to Christiana Bank Luxembourg and in 1987 returned to Norway to establish the international shipping desk of Christiania Bank. In 1992, Mr. Steen was appointed Executive Vice-President with the responsibility of Christiania Bank’s Shipping, Offshore and International activities. From January 2001 until February 2011, Mr. Steen was head of Nordea Bank’s Shipping, Oil Services & International Division. Mr. Steen is also a board member of Seadrill Limited, Eitzen Chemical ASA, Wilhelm Wilhelmsen Holding ASA and RS Platou ASA.

Hans Petter Aas has served as a director since March 2011. Mr. Aas has also served as a director of Golar LNG Limited since September 2008. He has had a long career as a banker in the international shipping and offshore markets, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank (“DnB”) in August 2008. He joined DnB NOR (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director and Chairman of Ship Finance International Limited and Knutsen NYK Offshore Tanker Co. ASA, a director of Gearbulk Holding Ltd., has recently become a director of the Norwegian Export Credit Guaranty Institute.

Paul Leand, Jr., has served as a director since March 2011. Mr. Leand has been a director of NYSE-listed Ship Finance International Limited since 2003. Mr. Leand has served as the Chief Executive Officer and a director of AMA Capital Partners LLC (“AMA”), an investment bank specialising in the marine industry since 2004. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed its Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC’s Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. Mr. Leand holds a BS/BA from Boston University’s School of Management and is a director of publicly listed SEA CO LTD and privately held Helm Financial Corporation and GE SEACO SRL.

Required Vote: Approval of Proposals 1, 2, 3 and 4 each requires the affirmative vote of the plurality of the votes cast by holders of the outstanding Common Units present in person or represented by proxy at the meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL 5 – AMENDMENT OF SECTION 13.9 OF THE PARTNERSHIP’S FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

At the Meeting, the Board will ask the Limited Partners to approve a proposed amendment to Section 13.9 of the Limited Partnership Agreement to reduce the existing quorum requirement for any meetings of the Limited Partners from a majority to 33 % of the voting rights of the outstanding units of the class or classes for which a meeting has been called (including outstanding units deemed owned by the General Partner) represented in person or by proxy, unless such action by the Limited Partner requires approval by holders of a greater percentage of such Units in which case the quorum shall be such greater percentage.

The Board believes that a change in the quorum required for meetings of the Limited Partners is in the best interests of the Partnership, because it will allow the Partnership to conduct its business more efficiently by reducing the possibility of having to adjourn future meetings of the Limited Partners due to the absence of a quorum.

Such amendment will not affect the limited liability of any Limited Partner.

If approved, Section 13.9 of the Limited Partnership Agreement of Limited Partnership will be amended to read as follows (amendments underlined in text):

Section 13.9. Quorum and Voting. The holders of 33 1/3% of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Required Vote: Approval of Proposal 5 requires the affirmative vote of the plurality of the votes cast by holders of the outstanding Common Units present in person or represented by proxy at the meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED AMENDMENT OF SECTION 13.9 OF THE PARTNERSHIP’S FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A CONTRARY VOTE IS SPECIFIED.

EFFECT OF ABSTENTIONS

Abstentions will not affect the vote on Proposals 1, 2, 3 and 4.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership. Solicitation on behalf of the Board of Directors will be made primarily by mail, but Unitholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Partnership’s website at www.golarlngpartners.com.

ANNUAL REPORT AND OTHER MATERIAL FOR MEETING

The Partnership’s Annual Report for the year ended December 31, 2011 (the “Annual Report”) and copies of the materials for the Meeting are available on the Partnership’s website at www.golarlngpartners.com. Any Unitholder may receive a hard copy of the Annual Report free of charge upon request by writing to us at: P.O. Box HM 1593, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda, or sending an e-mail to: golarlng@golar.com

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Meeting other than that stated in the Notice of Annual Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.

By Order of the Board of Directors

Georgina Sousa Secretary

October 17, 2012
Hamilton, Bermuda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: October 18, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer